EXHIBIT 99.1

Top Ships Inc. Announces Acquisition of three High Specification Newbuilding MR Tankers and Potential Gross Revenue Backlog of about $0.93 Billion

ATHENS, Greece, July 29, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the "Company" or "TOP Ships") (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient "ECO" tanker vessels, announced today that it has entered into a share purchase agreement (the "SPA") with a related party (the “Seller”) to purchase the shares of three companies (the "SPVs"), each of which is party to one shipbuilding contract with an established, world-class shipbuilder for the construction of three high-specification, ECO, scrubber-fitted MR Product Tankers to be delivered in 2029.

The SPVs have secured time charter employment for the vessels with an oil major, commencing upon their respective deliveries, for a firm duration of five years, with the charterer holding an option to extend for one additional year. The total potential gross revenue backlog from these contracts, including the optional periods, is approximately $140.6 million.

The aggregate purchase price for 100% of the shares of the SPVs, net of the $23.5 million refund from the previously announced cancelled Dubai real estate deal, is approximately $7.4 million (the "Consideration") and is payable in full at closing. The Consideration includes the reimbursement of the first shipyard installment already paid by the Seller. The transaction is expected to close by September 30, 2026, subject to customary closing conditions.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company's board of directors, which obtained a fairness opinion with respect to the Consideration from an independent financial advisor.

The Company's CEO said:

"Today’s deal is consistent with our recently announced redeployment of capital into our core tanker business, while at the same time expands and diversifies our charterer base with the addition of an oil major. Including optional periods, the potential gross revenue backlog from these three newbuilding MR tankers is approximately $141 million. As a result, our total potential gross revenue backlog from our ten newbuilding MR tankers is approximately $680 million. Including contracted time charters for our operating fleet and our 50% proportionate share of the backlog from our JV vessels, total potential gross revenue backlog—including optional periods—rises to approximately $929 million, underscoring the strength and visibility of our future cash flows."

About the Company
TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

For further information please contact:
Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding future revenues and cash flows, redeployment of capital and the potential acquisition of newbuildings.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.